 ALAMOS GOLD INC.

FIRST QUARTER 2015 REPORT
March 31, 2015
(Based on International Financial Reporting Standards (“IFRS”) and stated in thousands of United States dollars, unless otherwise indicated)
INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Consolidated Statements of Financial Position
▪Consolidated Statements of Comprehensive Income
▪Consolidated Statements of Changes in Equity
▪Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

FIRST QUARTER REPORT 2015

ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Unaudited - stated in thousands of United States dollars)

	2015	2014
A S S E T S
Current Assets
Cash and cash equivalents	$351,441	$353,293
Short-term investments	—	4,792
Available-for-sale securities (note 4)	162	2,201
Amounts receivable (note 4)	12,402	8,950
Income taxes receivable (note 4)	14,191	15,534
Advances and prepaid expenses	4,445	4,750
Inventory (note 5)	55,115	55,358
Total Current Assets	437,756	444,878

Non-Current Assets
Other non-current assets (note 5)	6,639	5,861
Exploration and evaluation assets (note 6)	221,538	220,132
Mineral property, plant and equipment (note 7)	215,921	208,640
Total Assets	$881,854	$879,511

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$32,241	$33,389
Total Current Liabilities	32,241	33,389

Non-Current Liabilities
Deferred income taxes	40,115	39,815
Decommissioning liability (note 9)	22,559	22,302
Other liabilities	503	671
Total Liabilities	95,418	96,177

E Q U I T Y
Share capital (note 10a)	$509,068	$509,068
Warrants	21,667	21,667
Contributed surplus	26,758	26,202
Accumulated other comprehensive loss	(510)	(841)
Retained earnings	229,453	227,238
Total Equity	786,436	783,334
Total Liabilities and Equity	$881,854	$879,511
Commitments and Contingencies (note 12)
Subsequent events (note 13)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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FIRST QUARTER REPORT 2015

ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income
For the three-month periods ended March 31, 2015 and 2014
(Unaudited - stated in thousands of United States dollars, except per share amounts)

	2015	2014
OPERATING REVENUES	$44,728	$41,511

MINE OPERATING COSTS
Mining and processing	26,616	17,546
Royalties (note 12a)	2,820	2,305
Amortization	8,954	11,384
	38,390	31,235
EARNINGS FROM MINE OPERATIONS	6,338	10,276

EXPENSES
Exploration	1,733	1,435
Corporate and administrative	3,438	4,084
Share-based compensation (notes 10 d, e, f)	1,118	(784)
	6,289	4,735
EARNINGS FROM OPERATIONS	49	5,541

OTHER INCOME (EXPENSES)
Finance income	607	719
Financing expense	(360)	(346)
Foreign exchange loss	(1,767)	(311)
Other income/(loss) (note 7)	6,463	(883)
EARNINGS BEFORE INCOME TAXES	4,992	4,720
INCOME TAXES
Current tax (expense)/recovery	(2,477)	226
Deferred tax expense	(300)	(2,200)
EARNINGS	$2,215	$2,746

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
- Unrealized loss on securities	(145)	(500)
- Unrealized loss on derivative contracts	(150)	—
- Reclassification of realized losses on available-for-sale securities included in earnings	626	—
COMPREHENSIVE INCOME FOR THE PERIOD	$2,546	$2,246

EARNINGS PER SHARE FOR THE PERIOD (note 10 g)
– basic	$0.02	$0.02
– diluted	$0.02	$0.02
Weighted average number of common shares outstanding
- basic	127,357,000	127,483,000
- diluted	127,357,000	127,499,000
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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FIRST QUARTER REPORT 2015

ALAMOS GOLD INC.
Consolidated Statements of Changes in Equity
For the three-month periods ended March 31, 2015 and 2014
(Unaudited - stated in thousands of United States dollars)

	Number of shares outstanding	Share capital	Warrants	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2014	127,708,986	$510,473	$21,667	$24,236	($1,093)	$256,664	$811,947
Share-based compensation	—	—	—	360	—	—	360
Shares repurchased and cancelled	(351,500)	(1,405)	—	—	—	(1,828)	(3,233)
Dividends	—	—	—	—	—	(12,736)	(12,736)
Earnings	—	—	—	—	—	2,746	2,746
Other comprehensive loss (tax impact; nil)	—	—	—	—	(500)	—	(500)
Balance at March 31, 2014	127,357,486	$509,068	$21,667	$24,596	($1,593)	$244,846	$798,584

	Number of shares outstanding	Share capital	Warrants	Contributed surplus	Accumulated other comprehensive Income/(loss)	Retained earnings	Total Equity
Balance at January 1, 2015	127,357,486	$509,068	$21,667	$26,202	($841)	$227,238	$783,334
Share-based compensation	—	—	—	556	—	—	556
Earnings	—	—	—	—	—	2,215	2,215
Other comprehensive income (tax impact; nil)	—	—	—	—	331	—	331
Balance at March 31, 2015	127,357,486	$509,068	$21,667	$26,758	($510)	$229,453	$786,436

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2015 and 2014
(Unaudited - stated in thousands of United States dollars)

	2015	2014
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings for the period	$2,215	$2,746
Adjustments for items not involving cash:
Amortization	8,954	11,384
Financing expense	360	346
Unrealized foreign exchange loss	1,296	410
Deferred tax expense	300	2,200
Share-based compensation	1,118	(784)
Gain on disposal of mineral property, plant and equipment	(6,975)	—
Other	105	(363)
Changes in non-cash working capital:
Fair value of forward contracts	150	—
Amounts receivable	(2,552)	(2,315)
Inventory	(702)	(5,238)
Advances and prepaid expenses	306	1,559
Accounts payable and accrued liabilities, and income taxes payable	(2,135)	(2,680)
	2,440	7,265
INVESTING ACTIVITIES
Sales of securities	2,255	835
Short-term investments (net)	4,792	(2,072)
Contractor advances	—	(1,100)
Proceeds on sale of mineral property, plant and equipment	7,460	—
Exploration and evaluation assets	(1,406)	(1,340)
Mineral property, plant and equipment	(16,093)	(9,603)
	(2,992)	(13,280)
FINANCING ACTIVITIES
Shares repurchased and cancelled	—	(3,233)
	—	(3,233)
Effect of exchange rates on cash and cash equivalents	(1,300)	(375)
Net increase in cash and cash equivalents	(1,852)	(9,623)
Cash and cash equivalents - beginning of year	353,293	409,663
CASH AND CASH EQUIVALENTS - END OF PERIOD	$351,441	$400,040

Supplemental information:
Interest paid	$ -	$ -
Interest received	$589	$701
Income taxes paid	$ -	$ -
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2015 and 2014
(Unaudited - stated in United States dollars, unless otherwise indicated)

1.	NATURE OF OPERATIONS
Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Mulatos mine and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey. In 2013, the Company acquired the Esperanza Gold Project in the state of Morelos, Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain Gold Project in Oregon, USA.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and as such do not contain all disclosures required for annual financial statements.
The policies applied in these condensed interim consolidated financial statements are consistent with the policies disclosed in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2014. These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 5, 2015.

3.	FUTURE ACCOUNTING POLICY CHANGES ISSUED BUT NOT YET IN EFFECT
The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.
(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. On July 24, 2014, the IASB issued the final version of IFRS 9 with an effective adoption date of January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.
(ii) IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014, which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after December 15, 2017. The Company has commenced a review process to determine the impact of adopting this standard on its consolidated financial statements.
(iii) IAS 16 Property, Plant and Equipment (IAS 16) and IAS 38, Intangibles (IAS 38) were issued in May 2014 and prohibit the use of revenue-based depreciation methods for property, plant and equipment and limits the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied

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FIRST QUARTER REPORT 2015

prospectively. The Company does not expect that the adoption of these amendments will have a material impact on its consolidated financial statements.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial Assets and Liabilities
The carrying values of the Company’s financial instruments are classified into the following categories:

	March 31, 2015	December 31, 2014
	($000)	($000)
Fair value through profit or loss (“FVTPL”) (1)	351,441	358,085
Available-for-sale securities (2)	162	2,201
Loans and receivables (3)	26,593	24,484
Derivative contracts designated as FVTPL(4)	—	—
Derivative contracts designated as effective hedges (5)	(375)	(225)
Other financial liabilities (6)	(31,954)	(33,266)

(1)
Includes cash of $208.5 million (December 31, 2014 - $209.3 million), cash equivalents of $142.9 million (December 31, 2014 – $143.9 million) and nominal short-term investments (December 31, 2014 – $4.8 million).

(2)	Includes the Company’s investment in the common shares of publicly traded entities.

(3)	Includes amounts receivable and income tax receivable.

(4)
Includes the Company’s foreign currency forward contracts and gold forward contracts which, for accounting purposes, are not designated as effective hedges. These are classified within accounts payable and accrued liabilities in the consolidated balance sheet.

(5)	Includes the Company's foreign currency collar contracts which are designated as effective hedges for accounting purposes which are recorded in accounts payable and accrued liabilities.

(6)	Includes all other accounts payable and accrued liabilities, income taxes payable, and certain other liabilities.

For all financial assets and liabilities listed above, fair value equals carrying value as at March 31, 2015 and December 31, 2014.

b)	Derivative Financial Instruments
The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. As at March 31, 2015, the Company had not outstanding gold forward contracts. The mark-to-market loss associated with outstanding gold forward contracts as at December 31, 2014 was nominal.
At March 31, 2015, the Company had an outstanding contract to deliver $5 million Canadian dollars (“CAD”) in exchange for a fixed amount of USD on May 29, 2015, at a rate of CAD:USD 1.27:1. The mark-to-market gain associated with these contracts as at March 31, 2015 was nominal (December 31, 2014 – nominal).
The Company has entered into foreign exchange collar contracts to hedge a portion of its Mexican peso denominated operating expenditures. The Company has entered into contracts totaling $18 million as at March 31, 2015, with scheduled expiries monthly throughout 2015. The mark-to-market loss associated with these contracts as at March 31, 2015 was $0.4 million (December 31, 2014 - $0.2 million). The transactions have been designated as effective hedges, with changes in fair value recorded in other comprehensive income (loss).

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5.	INVENTORY

	March 31, 2015	December 31, 2014
	($000)	($000)
Precious metals dore and refined precious metals	11,985	10,680
In-process precious metals	24,363	27,064
Ore in stockpiles	6,639	5,861
Parts and supplies	18,767	17,614
	61,754	61,219
Less: Non-current portion	(6,639)	(5,861)
	$55,115	$55,358
The carrying value of inventory is calculated using weighted average cost. The amount of inventory charged to operations as mining and processing costs during the three-month period ended March 31, 2015 was $27.0 million (March 31, 2014 - $16.8 million). The amount of inventory charged to operations as amortization in the three-month period ended March 31, 2015 was $6.0 million (March 31, 2014 - $10.9 million).

6.	EXPLORATION AND EVALUATION ASSETS
The Company classifies the Aği Daği, Kirazlı, and Çamyurt Projects in Turkey, the Esperanza Gold Project in Mexico, and the Quartz Mountain Project in Oregon as exploration and evaluation assets. Exploration and evaluation assets are not subject to amortization.
The following is a continuity of the Company’s exploration and evaluation assets for the three-month period ended March 31, 2015.

	Mexico	Turkey	United States	Total
	($000)	($000)	($000)	($000)

Cost as at January 1, 2014	63,633	$145,090	5,664	$214,387
Additions	4,054	1,691	—	5,745
Cost as at December 31, 2014	$67,687	$146,781	$5,664	$220,132
Additions	765	641	—	1,406
Cost as at March 31, 2015	$68,452	$147,422	$5,664	$221,538

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT
The Company owns 100% of the Salamandra group of concessions in Mexico. Included within the Salamandra group of concessions is the Mulatos mine which began operations in 2005.
The majority of the Company’s property, plant and equipment in operations is amortized on a units-of-production basis over the remaining recoverable proven and probable mineral reserves. Certain mining and office equipment is amortized on a straight line basis over periods ranging from two to five years.

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FIRST QUARTER REPORT 2015

The following is a continuity of the Company’s mineral property, plant and equipment for the three-month period ended March 31, 2015.

	Mining plant and equipment	Office and computer equipment	Construction in progress	Subtotal	Mineral property and deferred development	Total
	($000)	($000)	($000)	($000)	($000)	($000)
Cost as at January 1, 2015	$227,463	$6,965	$5,435	$239,863	$212,351	$452,214
Additions	8,986	331	1,190	10,507	5,421	15,928
Cost as at March 31, 2015	$236,449	$7,296	$6,625	$250,370	$217,772	$468,142

Accumulated amortization and impairment as at January 1, 2015	$126,526	$3,869	$ ─	$130,395	$113,179	$243,574
Amortization expense	5,195	267	—	5,462	3,185	8,647
Accumulated amortization and impairment as at March 31, 2015	$131,721	$4,136	$ ─	$135,857	$116,364	$252,221
Net book value as at March 31, 2015	$104,728	$3,160	$6,625	$114,513	$101,408	$215,921
Net book value as at December 31, 2014	$100,937	$3,096	$5,435	$109,468	$99,172	$208,640
During the period, the Company sold a non-core portion of the Salamandra group of concessions for $7 million and a 2% net smelter royalty on the concessions. The transaction resulted in a gain of $7 million which is recorded in Other Income.

8.	DIVIDENDS
Subsequent to period-end, the Company declared a semi-annual dividend of US$0.03 per common share to shareholders on record as of May 15, 2015, payable on May 29, 2015.

9.	DECOMMISSIONING LIABILITY
A decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the discounted value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.
A continuity of the decommissioning liability is as follows:

Three months ended
March 31, 2015
($000)

Obligations at beginning of period	22,302
Payments made against the liability	(103)
Accretion of discounted cash flows	360
Obligations at end of period	$22,559

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10.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount
		($000)
Outstanding at December 31, 2014 and March 31, 2015	127,357,486	$509,068

b)	Stock options
The Company has a stock option plan (the "Plan"), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, June 2, 2010 and May 31, 2012, which allows the Company to grant incentive stock options to officers of the Company. Under the Plan, the number of shares reserved for issuance cannot exceed 7% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant. The plan is subject to shareholder approval and ratification every three years.
Stock options granted under the Plan are exercisable for a five-year period. Incentive stock options granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.
The following is a continuity of the changes in the number of stock options outstanding for the three-month period ended March 31, 2015:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2014	4,741,300	$14.04
Granted	997,400	7.50
Forfeited	(100,000)	13.04
Outstanding at March 31, 2015	5,638,700	$12.90
There were no stock options exercised in the three-month periods ended March 31, 2015 and March 31, 2014.
For the three-month period ended March 31, 2015, the Company granted 997,400 incentive stock options at an exercise price of CAD$7.50, compared to nil stock options granted in the three-month period ended March 31, 2014.
The fair value of stock options granted was estimated using the Black-Scholes option pricing model, applying the following assumptions:

For options granted in the year ended:	March 31, 2015	March 31, 2014
Weighted average share price at grant date ($CAD)	$7.50	—
Risk-free rate	0.46%- 0.57%	—
Expected dividend yield	1.0%	—
Expected stock price volatility (based on historical volatility)	42% - 45%	—
Expected life, based on terms of the grants (months)	30-60	—
Weighted average per share fair value of stock options granted ($CAD)	$2.29	—
Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.
As at March 31, 2015, 3,289,096 stock options were exercisable. The remaining 2,349,604 outstanding stock options vest over the following three years.

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FIRST QUARTER REPORT 2015

Stock options outstanding and exercisable as at March 31, 2015:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)
$6.01 - $9.00	997,400	7.50	4.92	—	—
$9.01 - $12.00	770,000	9.17	4.16	—	—
$12.01 - $15.00	2,568,000	14.65	0.55	2,568,000	14.65
$15.01 - $18.00	1,303,300	15.80	2.67	721,096	15.95
	5,638,700	$12.90	2.31	3,289,096	$14.94

e)	Stock Appreciation Rights (“SARs”)
In 2011, the Company’s Board approved a cash-settled stock appreciation rights plan (“SARs Plan”) to grant incentive SARs to its directors, officers, employees and consultants. Under the SARs Plan, the number of units reserved for issuance cannot exceed 8% of the total number of common shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.
SARs granted to directors, officers, employees and certain consultants under the SARs Plan are exercisable for a five-year period. SARS granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.
SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income. As at March 31, 2015, the SARs liability was $0.7 million compared to $0.6 million at December 31, 2014. The SARs liability is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.
The following is a continuity of the changes in the number of SARs outstanding for the three-month period ended March 31, 2015:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2014	2,057,557	$14.20
Granted	664,300	7.50
Forfeited	(42,300)	18.12
Outstanding at March 31, 2015	2,679,557	$12.47

The fair value of SARs granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For SARS granted in the year ended:	March 31, 2015	March 31, 2014
Weighted average share price at grant date ($CAD)	$7.50	$10.77
Risk-free rate	0.46%-0.57%	1.02%-1.34%
Expected dividend yield	1.00%	1.89%
Expected stock price volatility (based on historical volatility)	42% - 45%	43% - 44%
Expected life, based on terms of the grants (months)	30-60	30-60
Weighted average per share fair value of SARs granted ($CAD)	$2.29	$3.15

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Stock appreciation rights outstanding and exercisable as at March 31, 2015:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of SARs	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of SARs	Weighted average exercise price ($CAD)
$ 7.00 - $10.00	1,240,957	8.25	4.60	—	—
$10.01 - $13.00	207,500	12.47	3.19	69,165	12.47
$13.01 - $16.00	523,100	15.26	3.27	176,069	15.26
$16.01 - $19.00	448,000	17.07	2.14	342,661	17.10
$19.01 - $22.00	260,000	19.11	2.50	173,328	19.11
	2,679,557	$12.47	3.62	761,223	$16.71

f)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)
In 2013, the Company’s Board approved a cash-settled RSU plan available to its officers, employees and consultants, and a DSU plan available to its directors. Under the RSU plan, each RSU has a value equivalent to one common share of the Company. RSUs vest on December 31 of the year of the third anniversary of the grant and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to share-based compensation expense. Compensation expense for RSUs incorporate an estimate for expected forfeitures.
During the three-month period ended March 31, 2015, the Company granted 494,400 RSUs. As at March 31, 2015, there are 1,175,392 RSUs outstanding, with a corresponding liability of $1.5 million, which is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.
Under the DSU plan, Directors can elect to receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Directors must receive fifty percent of their annual retainer in the form of DSUs until such time that the minimum share ownership requirements have been met. Each DSU has the same value as one common share of the Company. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.
During the three-month period ended March 31, 2015, the Company granted 66,400 DSUs. As at March 31, 2015, there are 159,425 DSUs outstanding, with a corresponding liability of $1.0 million, which is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

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g)	Earnings per share
Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents.

	For the three months ended
	March 31, 2015	March 31, 2014
Earnings for the period (000)	$2,215	$2,746
Weighted average number of common shares outstanding	127,357,000	127,483,000
Basic earnings per share for the period	$0.02	$0.02

Dilutive effect of stock options outstanding	—	16,000
Dilutive effect of share purchase warrants	—	—
	—	16,000
Diluted weighted average number of common shares outstanding	127,357,000	127,499,000
Diluted earnings per share for the period	$0.02	$0.02

11.	SEGMENTED REPORTING
The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, United States of America, Mexico and Turkey.

As at	March 31, 2015			December 31, 2014
	Non-current Assets	Assets	Liabilities	Non-current Assets	Assets	Liabilities
	($000)	($000)	($000)	($000)	($000)	($000)
Mexico	289,952	410,604	89,393	281,105	414,225	91,206
Turkey	147,714	150,437	377	147,073	151,013	401
Canada	768	315,005	5,368	791	308,514	4,348
United States	5,664	5,808	280	5,664	5,759	222
Total	$444,098	$881,854	$95,418	$434,633	$879,511	$96,177

	Three months ended		Three months ended
	March 31, 2015		March 31, 2014
	Revenues	Earnings (loss)	Revenues	Earnings (loss)
	($000)	($000)	($000)	($000)
Mexico	44,728	8,129	41,511	6,443
Turkey	—	(661)	—	(900)
Canada	—	(4,376)	—	(2,715)
United States	—	(877)	—	(82)
Total	$44,728	$2,215	$41,511	$2,746

13	Alamos Gold Inc.

FIRST QUARTER REPORT 2015

12.	COMMITMENTS AND CONTINGENCIES

a)	Royalty
Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable to Royal Gold at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs (the "Royal Gold royalty"). The Royal Gold royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. Production to a maximum of two million ounces of gold is subject to the Royal Gold royalty. As at March 31, 2015, the royalty was paid or accrued on approximately 1.4 million ounces of applicable gold production. Royalty expense related to the Royal Gold royalty was $2.6 million for the three-month period ended March 31, 2015 (March 31, 2014: $2.2 million). In addition, royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $0.2 million for the three-month period ended March 31, 2015.
A third party has a 2% Net Smelter Return Royalty on production from the Company’s Ağı Dağı project. The Company has not recorded an accrual for this royalty at March 31, 2015 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey, subject to certain deductions.
In addition, a third party has a 3% Net Smelter Royalty on production from the Company’s Esperanza Gold Project. The Company has not recorded an accrual for this royalty at March 31, 2015, as the project is not in production.

b)	Mulatos Town Relocation
The Company enters into temporary occupation agreements with the Ejido and non-Ejido members in Mexico and is also in negotiations with Ejido and non-Ejido members to relocate the existing community of Mulatos, and to acquire additional surface rights. Negotiations with the Ejido can be challenging and uncertain. There are financial and other considerations associated with the negotiating process, and failure to reach agreement could result in significant downtime and associated costs, or suspension of operations and loss of production.
The Company commenced the planned relocation of the town of Mulatos in 2007 and relocation contracts were signed with over half of the families residing in Mulatos at that time. Property owners and possessors were offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the Mulatos relocation effort in 2007, the Company has invested approximately $7.5 million in property acquisition, relocation benefits, legal, and related costs. In addition, the Company has recognized a liability of $0.1 million representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at March 31, 2015. The discounted value of the liability was capitalized to mineral property, plant and equipment.
During 2008, the Company, through its wholly-owned subsidiary, Minas de Oro Nacional SA de CV ("MON"), entered into a land purchase agreement with the Mulatos Ejido, the local landowners. In 2010, the Ejido filed with the Unitary Agrarian Court an action to nullify the 2008 Surface Rights Agreement. On June 13, 2012, the Agrarian Court resolved the judicial claim in favor of MON by dismissing the action and dicharging all of the defendants named in the lawsuit, including MON.
On March 1, 2014, MON entered into an amendment agreement with the Ejido (the “2014 Amendment Agreement”) to formally resolve all the remaining disputes between the parties relating to previous Surface Rights Agreements. In April 2014, certain Ejido members filed a lawsuit requesting access to the 2014 Amendment Agreement for the purposes of potentially challenging the land allocation approved by the March 1, 2014 Ejido meeting.  The Company expects to obtain a positive resolution to claims challenging the 2014 Amendment Agreement.  As part of the 2014 Amendment Agreement, the Company has accrued $2.8 million (based on current exchange rates), which will be paid upon positive resolution of the legal challenge to the 2014 Amendment Agreement.
Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

14	Alamos Gold Inc.

FIRST QUARTER REPORT 2015

13.	SUBSEQUENT EVENT

a)	Merger with AuRico Gold Inc.
On April 13, 2015, the Company announced that it had entered into a definitive agreement with AuRico Gold Inc. ("AuRico") to combine (the “Merger”) by way of a plan of arrangement, creating a new, leading intermediate gold producer (“MergeCo”). The Merger combines two top-quality, highly-complementary asset portfolios, including two long-life, cash flow-generating gold mines: AuRico’s Young-Davidson mine in Ontario, Canada and Alamos’ Mulatos mine in Sonora, Mexico. The transaction is structured as a merger of equals with a transaction equity value of approximately $1.5 billion at the date of announcement.
Under the terms of the Merger, holders of Alamos shares will receive, for each share held, 1 MergeCo share and $0.0001 in cash, and holders of AuRico shares will receive, for each share held, 0.5046 MergeCo shares. Upon completion of the Merger, former Alamos and AuRico shareholders will each own approximately 50% of MergeCo (named Alamos Gold Inc.). In addition, a new company (“SpinCo”), to be named AuRico Metals Inc., will be created to hold AuRico’s Kemess project, a 1.5% net smelter return royalty on the Young-Davidson mine, AuRico’s Fosterville and Stawell royalties, and will be capitalized with $20 million of cash. Upon completion of the Merger, MergeCo will own a 4.9% equity interest in SpinCo. The remaining shares of SpinCo will be distributed 50% each to former Alamos and AuRico shareholders.
The merger is subject to shareholder and other applicable regulatory approvals, and satisfaction of other customary conditions. The merger is expected to close by mid-2015. The Merger includes customary provisions, including fiduciary out provisions, covenants not to solicit other acquisition proposals and the right to match any superior proposals. Termination fees of $28.4 million will be paid to Alamos and $37.5 million will paid to AuRico in certain circumstances should the Merger not be completed.
In connection with the Merger, on April 20, 2015, Alamos subscribed for approximately 27.9 million common shares of AuRico on a private placement basis, representing approximately 9.9% of AuRico's outstanding common shares after giving effect to the private placement. The common shares were acquired at a price of $2.99 per share, equal to AuRico’s closing price on the New York Stock Exchange on April 10, 2015, for total gross proceeds to AuRico of approximately $83.3 million.

15	Alamos Gold Inc.